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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                              (Amendment No. ____)

                                  BioTime Inc.
                                (Name of Issuer)

     Common Shares, no par value                         09066L105
   (Title of class of securities)                     (CUSIP number)

                            Gary K. Duberstein, Esq.
                                 Greenbelt Corp.
                           277 Park Avenue, 27th Floor
                     New York, New York 10017 (212) 350-5100

            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 August 16, 1996
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [x].

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following page(s))

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

- ---------------------------------           ------------------------------------
CUSIP No. 09066L105                  13D             Page 2 of 15 Pages
- ---------------------------------           ------------------------------------

- ------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON              GREENBELT CORP.
                   S.S. OR I.R.S. IDENTIFICATION NO.     13-3791931
                   OF ABOVE PERSON

- ------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [x]
                                                                         (b) [_]
- ------------------ -------------------------------------------------------------
        3          SEC USE ONLY
- ------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            OO
- ------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
- ------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:       Delaware

- --------------------------------------------------------------------------------
    NUMBER OF        7    SOLE VOTING POWER:                   200,000
      SHARES
                   ------ ------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER:                       0
     OWNED BY
                   ------ ------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER:              200,000
    REPORTING
                   ------ ------------------------------------------------------
   PERSON WITH       10   SHARED DISPOSITIVE POWER:                  0
- --------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                     200,000
- ------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
- ------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    6.7%
- ------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:                   CO
- ------------------ -------------------------------------------------------------

- ---------------------------------           ------------------------------------
CUSIP No. 09066L105                  13D             Page 3 of 15 Pages
- ---------------------------------           ------------------------------------

- ------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON              GREENWAY PARTNERS, L.P.
                   S.S. OR I.R.S. IDENTIFICATION NO.     13-3714238
                   OF ABOVE PERSON

- ------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [x]
                                                                         (b) [_]
- ------------------ -------------------------------------------------------------
        3          SEC USE ONLY
- ------------------ ------------------------------------------- -----------------
        4          SOURCE OF FUNDS:                            WC, OO
- ------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
- ------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:       Delaware

- --------------------------------------------------------------------------------
    NUMBER OF        7    SOLE VOTING POWER:                   25,000
      SHARES
                   ------ ------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER:                      0
     OWNED BY
                   ------ ------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER:              25,000
    REPORTING
                   ------ ------------------------------------------------------
   PERSON WITH       10   SHARED DISPOSITIVE POWER:                 0
- --------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                     25,000
- ------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
- ------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    0.9%
- ------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:                   PN
- ------------------ -------------------------------------------------------------

- ---------------------------------           ------------------------------------
CUSIP No. 09066L105                  13D             Page 4 of 15 Pages
- ---------------------------------           ------------------------------------

- ------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON            GREENHOUSE PARTNERS, L.P.
                   S.S. OR I.R.S. IDENTIFICATION NO.   13-3793447
                   OF ABOVE PERSON

- ------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [x]
                                                                         (b) [_]
- ------------------ -------------------------------------------------------------
        3          SEC USE ONLY
- ------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            WC, AF, OO
- ------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
- ------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:       Delaware

- --------------------------------------------------------------------------------
    NUMBER OF        7    SOLE VOTING POWER:                        0
      SHARES
                   ------ ------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER:                 25,000
     OWNED BY
                   ------ ------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER:                   0
    REPORTING
                   ------ ------------------------------------------------------
   PERSON WITH       10   SHARED DISPOSITIVE POWER:            25,000
- --------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                     25,000
- ------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
- ------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    0.9%
- ------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:                   PN
- ------------------ -------------------------------------------------------------

- ---------------------------------           ------------------------------------
CUSIP No. 09066L105                  13D             Page 5 of 15 Pages
- ---------------------------------           ------------------------------------

- ------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON              ALFRED D. KINGSLEY
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

- ------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [x]
                                                                         (b) [_]
- ------------------ -------------------------------------------------------------
        3          SEC USE ONLY
- ------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            PF, AF, OO
- ------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
- ------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:       United States

- --------------------------------------------------------------------------------
    NUMBER OF        7    SOLE VOTING POWER:                    74,500
      SHARES
                   ------ ------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER:                 225,000
     OWNED BY
                   ------ ------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER:               74,500
    REPORTING
                   ------ ------------------------------------------------------
   PERSON WITH       10   SHARED DISPOSITIVE POWER:            225,000
- --------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                     299,500
- ------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
- ------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    10.1%
- ------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:                   IN
- ------------------ -------------------------------------------------------------

- ---------------------------------           ------------------------------------
CUSIP No. 09066L105                  13D             Page 6 of 15 Pages
- ---------------------------------           ------------------------------------

- ------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON              GARY K. DUBERSTEIN
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

- ------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [x]
                                                                         (b) [_]
- ------------------ -------------------------------------------------------------
        3          SEC USE ONLY
- ------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            PF, AF, OO
- ------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
- ------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:       United States

- --------------------------------------------------------------------------------
    NUMBER OF        7    SOLE VOTING POWER:                     3,000
      SHARES
                   ------ ------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER:                 225,000
     OWNED BY
                   ------ ------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER:                3,000
    REPORTING
                   ------ ------------------------------------------------------
   PERSON WITH       10   SHARED DISPOSITIVE POWER:            225,000
- --------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                     228,000
- ------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
- ------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     7.7%
- ------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:                   IN
- ------------------ -------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D (the "Statement") relates to the common shares, par value $.01 per share (the "Shares"), of BioTime Inc., a California corporation (the "Company"). The principal executive offices of the Company are located at 935 Pardee Street, Berkeley, California 94710.

ITEM 2. IDENTITY AND BACKGROUND.

         This Statement is being filed by and on behalf of Greenbelt Corp. ("Greenbelt"), Greenway Partners, L.P. ("Greenway"), Greenhouse Partners, L.P. ("Greenhouse"), Alfred D. Kingsley and Gary K. Duberstein (collectively, the "Reporting Persons"). Greenbelt is a Delaware corporation. Each of Greenway and Greenhouse is a Delaware limited partnership. The principal business of Greenbelt is managing a small number of securities accounts and acting as financial adviser to the Company. The principal business of Greenway is investing in securities. The principal business of Greenhouse is being the general partner of Greenway. The present principal occupation of each of Messrs. Kingsley and Duberstein is serving as the general partners of Greenhouse. In addition, Mr. Kingsley is senior managing director, and Mr. Duberstein is managing director, of Greenway. Also, Mr. Kingsley is president, and Mr. Duberstein is vice president, secretary and treasurer of Greenbelt. During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The business address of each of the Reporting Persons is 277 Park Avenue, 27th Floor, New York, New York 10017. Messrs. Kingsley and Duberstein are both citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Greenway purchased an aggregate of 25,000 Shares for total consideration (including brokerage commissions) of $128,125 derived from the capital of Greenway and margin indebtedness from Bear Stearns & Co. Inc.

         Mr. Kingsley purchased an aggregate of 74,500 Shares for total consideration (including brokerage commissions) of $150,363.75 derived from personal funds and margin indebtedness from Bear Stearns & Co. Inc.

         Mr. Duberstein purchased an aggregate of 3,000 Shares for total consideration (including brokerage commissions) of $15,375 derived from personal funds and margin indebtedness from Bear Stearns & Co. Inc.

         Pursuant to an agreement dated September 13, 1995 (the "Consulting Agreement"), Greenbelt was retained by the Company to be its financial adviser. As compensation for services as financial adviser, Greenbelt has received from the Company, as of the date hereof, warrants (the "Warrants") to purchase 200,000 Shares, which Warrants are not exercisable until October 15, 1996. The terms of the Consulting Agreement and the Warrants are described in Item 6 hereof.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The information contained in Items 3 and 6 hereof is incorporated herein by reference.

         The Company approached the executive officers of Greenbelt in August 1995 about providing financial consulting services to the Company and, as noted above, the Consulting Agreement, which provides for the issuance of the Warrants to Greenbelt, was signed in September 1995. The Consulting Agreement provides that Greenbelt (a) will assist the Company in its negotiations with third parties who may be interested in obtaining rights in the United States and foreign countries to the Company's products and patents, and (b) will provide financial consulting to the Company, including advice on devising a capital structure conducive to attracting additional financing from one or more domestic or international pharmaceutical companies, venture capital funds, banks, or other sources of private capital.

         Pursuant to the terms of the Consulting Agreement, the Reporting Persons will receive additional Warrants at the times set forth therein as described in Item 6.

         Prior to having had any discussions with the Company, in January 1993, March 1994, May 1995 and June 1995, the Reporting Persons purchased an aggregate of 102,500 Shares, constituting less than five percent of the outstanding Shares, because they believed the Company had promising technology for the development of synthetic blood plasma expanders.

         The Reporting Persons (i) reserve the right to sell, transfer or exercise the Warrants, and may from time-to-time (ii) acquire additional Shares (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise, or (iii) dispose of Shares at prices deemed favorable in the open market, in privately negotiated transactions or otherwise.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 302,500 Shares constituting 10.2% of the outstanding Shares. Pursuant to Rule 13d-3 under the Securities and Exchange Act of 1934, (i) such aggregate number includes 200,000 Shares which may be purchased upon the exercise of Warrants which first become exercisable on October 15, 1996 (the "Warrant Shares") and (ii) such percentage of Shares beneficially owned by the Reporting Persons is determined based upon an aggregate of 2,972,071 Shares outstanding consisting of (a) the 2,772,071 Shares which the Company informed the Reporting Persons was outstanding on August 22, 1996 plus (b) the 200,000 Warrant Shares. The Reporting Persons may be deemed to have direct beneficial ownership of Shares as set forth in the following table. In such table, pursuant to Rule 13d-3, the Warrant Shares are deemed outstanding only for determining the percentage ownership of Shares by Greenbelt, which is the direct beneficial owner of the 200,000 Warrant Shares which may be purchased upon the exercise of Warrants commencing on October 15, 1996.

                                                       APPROXIMATE PERCENTAGE
      NAME                 NUMBER OF SHARES            OF OUTSTANDING SHARES
      ----                 ----------------            ---------------------
   Greenbelt                   200,000                       6.7%
    Greenway                    25,000                       0.9%
    Kingsley                    74,500                       2.7%
   Duberstein                    3,000                       0.1%

         Greenbelt has direct beneficial ownership of the 200,000 Warrant Shares. Each of Messrs. Kingsley and Duberstein, as executive officers and directors of Greenbelt, may be deemed to beneficially own the Warrant Shares which Greenbelt beneficially owns.

         Greenhouse, as the general partner of Greenway, may be deemed to own beneficially (as that term is defined in Rule 13d-3) Shares which Greenway may be deemed to possess direct beneficial ownership. Each of Messrs. Kingsley and Duberstein, as general partners of Greenhouse, may be deemed to beneficially own Shares which Greenhouse may be deemed to beneficially own. Each of Messrs. Kingsley and Duberstein disclaim beneficial ownership of such Shares for all other purposes.

         (b) If Greenbelt were to exercise in full the Warrants, which become exercisable on October 15, 1996, it would then have the sole power to vote or direct the vote of 200,000 Warrant Shares and the sole power to dispose or direct the disposition of such Warrant Shares.

Messrs. Kingsley and Duberstein may be deemed to share with Greenbelt the power to vote or to direct the vote and to dispose or to direct the disposition of any Warrant Shares.

         Greenway has the sole power to vote or direct the vote of 25,000 Shares and the sole power to dispose or direct the disposition of such Shares. Greenhouse and Messrs. Kingsley and Duberstein may be deemed to share with Greenway the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

         Mr. Kingsley has the sole power to vote or direct the vote of 74,500 Shares and the sole power to dispose or direct the disposition of such Shares.

         Mr. Duberstein has the sole power to vote or direct the vote of 3,000 Shares and the sole power to dispose or direct the disposition of such Shares.

         (c) During the past sixty days, pursuant to the terms of the Consulting Agreement, the Company issued to Greenbelt, on July 15, 1996, Warrants to purchase 25,000 Shares at a purchase price of $30.04 per share exercisable from October 15, 1996 to July 15, 2001.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares or the Warrants.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         To the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except as follows:

         The Consulting Agreement provides that Greenbelt (a) will assist the Company in its negotiations with third parties who may be interested in obtaining rights in the United States and foreign countries to the Company's products and patents, and (b) will provide financial consulting to the Company, including advice on devising a capital structure conducive to attracting additional financing from one or more domestic or international pharmaceutical companies, venture capital funds, banks, or other sources of private capital. As compensation for the services of Greenbelt to be performed under the Consulting Agreement, the Company (i) issued to the Financial Adviser on September 13, 1995 warrants to purchase 100,000 Shares at an exercise price of $6 per share, exercisable from October 15, 1996 through October 15, 2000, and (ii) agreed to issue on the following quarterly dates additional warrants to purchase the number of additional Shares indicated below, exercisable from the later of (w) October 15, 1996 and (x) their date of issuance, through the applicable Expiration Date indicated below, at a price equal to the greater of (y) 150% of the average of the last sale prices of the Shares during the three months prior to the issuance of the additional warrants, and (z) $6:

                              WARRANTS FOR
         DATE OF ISSUANCE     ADDITIONAL SHARES         EXPIRATION DATE
         ----------------     -----------------         ---------------
         October 15, 1995     25,000                    October 15, 2000
         January 15, 1996     25,000                    January 15, 2001
         April 15, 1996       25,000                    April 15, 2001
         July 15, 1996        25,000                    July 15, 2001
         October 15, 1996     25,000                    October 15, 2001
         January 15, 1997     25,000                    January 15, 2002
         April 15, 1997       25,000                    April 15, 2002
         July 15, 1997        25,000                    July 15, 2002

         The Warrants issued on October 15, 1995; January 15, 1996; April 15, 1996 and July 15, 1996 had a purchase price per Share of $6; $6; $7.32 and $30.04, respectively.

         The Consulting Agreement shall terminate on October 1, 1997, unless sooner terminated by the Company or Greenbelt upon 30 days prior written notice, provided that if the Company terminates the Consulting Agreement the right of Greenbelt to receive the next issuance of Warrants to purchase 25,000 additional Shares shall be accelerated.

         The number of Shares for the which the Warrants may be exercised are subject to the anti-dilution protection set forth in the Warrant Agreement dated as of September 13, 1995 between the Company and Greenbelt (the "Warrant Agreement"). As set forth in the Consulting Agreement, the Company has granted to Greenbelt certain registration rights for the Warrants and Warrant Shares.

         The foregoing description of the Consulting Agreement and the Warrant Agreement (which contains a form of Warrant) is qualified in its entirety to the full text of such agreements which are filed herewith as exhibits and incorporated herein by reference.

         In addition, the partnership agreement of Greenway contains provisions whereby its general partner (i.e., Greenhouse) will receive annually a certain percentage of realized and unrealized profits, if any, derived from the partnership's investments.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following Exhibits are filed herewith:

         1.   Joint Filing Agreement.

         2. Consulting Agreement dated September 13, 1995 between BioTime Inc. and Greenbelt Corp.

         3. Warrant Agreement dated as of September 13, 1995 between BioTime Inc. and Greenbelt Corp.

                                    SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.

Dated:   August 22, 1996

GREENHOUSE PARTNERS, L.P.                    GREENWAY PARTNERS, L.P.

                                             By:  Greenhouse Partners, L.P., its
                                                    general partner
By:/s/ Gary K. Duberstein
    Gary K. Duberstein, general              By:/s/ Gary K. Duberstein
      partner                                   Gary K. Duberstein, general
                                                  partner

                                             GREENBELT CORP.

                                             By:/s/ Alfred D. Kingsley
                                                Alfred D. Kingsley, President



                                                  /s/ Alfred D. Kingsley
                                                      Alfred D. Kingsley

                                                  /s/ Gary K. Duberstein
                                                      Gary K. Duberstein

                                 EXHIBIT INDEX


    Exhibit No.   Exhibit Description
    -----------  -------------------

           1.   Joint Filing Agreement.

           2. Consulting Agreement dated September 13, 1995 between BioTime Inc. and Greenbelt Corp.

           3. Warrant Agreement dated as of September 13, 1995 between BioTime Inc. and Greenbelt Corp.